FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated July 6, 2006 (“RIM Announces Hosted BlackBerry Enterprise Server") News Release dated July 6, 2006 (“RIM to Hold Annual General Meeting")	Page No 2 1

Document 1

July 6, 2006

FOR IMMEDIATE RELEASE

RIM Announces Hosted BlackBerry Enterprise Server

New Offering Enables Service Providers to Offer a Hosted Managed Service of the BlackBerry Enterprise Solution to Small and Medium

Sized Businesses

WATERLOO, ON – Organizations looking for a secure mobility solution without requiring internal IT resources, will now have the gold-standard in wireless as an offering from hosting service providers. Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced availability of Hosted BlackBerry Enterprise Server™, new software that enables service providers to offer a hosted, managed service of the BlackBerry Enterprise Solution™. Hosted BlackBerry Enterprise Server incorporates complete security, reliability, IT policy controls, compliance, and mobile application platform features for small and medium size businesses (SMBs).

Hosted BlackBerry Enterprise Server supports all the major enterprise email environments, providing tight integration with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, to give end users the benefits of secure wireless access to their business email with attachment viewing, access to enterprise instant messaging (with auditing for compliance), web browsing, synchronized wireless calendar, contacts and tasks, as well as the ability to access company intranet and other business applications.

“In today’s fast-paced, competitive environment mobile connectivity is an essential business requirement, but many smaller organizations are looking for outsourced solutions,” said Mike Lazaridis, President and Co-CEO at RIM. “Hosted BlackBerry Enterprise Server will allow providers to address the SMB market with BlackBerry, the industry standard in mobility.”

For the hosting service provider, Hosted BlackBerry Enterprise Server provides the flexibility and IT policy controls to offer the same level of BlackBerry® functionality enjoyed by larger enterprises as a solution tailored to the needs of a smaller sized business that need or prefer a hosted solution. The solution also allows the provider to host a wide range of mobile applications that can be run on BlackBerry devices via BlackBerry Mobile Data System™ (MDS).

“Many small and medium sized businesses utilize outsourced email solutions and employees of this group tend to also be among the most mobile in the marketplace,” said Stephen Drake, Program Director for IDC’s Mobile Software service. “Expanding their hosted email and application services with a wireless offering to their existing business customers is a natural extension for many hosting service providers to quickly realize increased revenue, decreased customer acquisition costs, and improved customer retention. For wireless carriers, offering hosted services builds on existing data network and business offerings, leading to increased data usage on their networks and new expanded target market segments.”

For more information visit www.blackberry.com/go/hosted

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

July 6, 2006

FOR IMMEDIATE RELEASE

RIM to Hold Annual General Meeting on July 18, 2006

Waterloo, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will hold its Annual General Meeting of Shareholders on Tuesday, July 18, 2006 at the Centre for International Governance Innovation, 57 Erb Street West, Waterloo, Ontario.

A live webcast will be held beginning at 6:30 p.m. ET, which will be accessible by logging on at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	July 7, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance